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Exhibit (a)(5)(vii)

ORIGINAL
FILED
NOV - 2 2009
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA
Frederic S. Fox
Donald R. Hall
Jeffrey P. Campisi
KAPLAN FOX & KILSHEIMER LLP
850 Third Avenue
New York, NY 10022
Telephone: 212-687-1980
Facsimile: 212-687-7714
ffox@kaplanfox.com
dhall@kaplanfox.com
jcampisi@kaplanfox.com
Counsel for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

DOUGLAS GRIMES, Individually and on	)	Case No. CV 09 5196 JL
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
	)	CLASS ACTION COMPLAINT
v.	)
)
	)	JURY TRIAL DEMANDED
KUDELSKI SA, KUDELSKI INTERACTIVE	)
CAYMAN, LTD and ANDRE KUDELSKI,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT, Case No.

        Plaintiff, Douglas Grimes, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to Plaintiff and his counsel, which are based on personal knowledge.

I.    SUMMARY OF COMPLAINT

        1.     This is a class action against Kudelski SA, Kudelski Interactive Cayman, Ltd. ("Kudelski Interactive"), and Andre Kudelski ("Kudelski") (collectively, the "Defendants") on behalf of holders of Class A ordinary shares of OpenTV Corp. ("OpenTV" or the "Company"), other than Defendants and their affiliates.

        2.     On October 5, 2009, Kudelski SA filed a Schedule TO ("Schedule TO") with the United States Securities and Exchange Commission ("SEC") and disclosed an "Offer to Purchase for Cash all of the Outstanding Class A Ordinary Shares of OpenTV Corp. at $1.55 Per Share" by Kudelski Interactive (the "Buyout Transaction" or "Tender Offer"). Kudelski currently owns approximately 13.4% of OpenTV's outstanding Class A shares and 100% of OpenTV's outstanding Class B shares, which together represent approximately 32.2% of the total outstanding shares of OpenTV and 77.2% of the voting power of OpenTV's shares.

        3.     The consideration offered by Kudelski SA is grossly inadequate and unfair. Indeed, one OpenTV shareholder has made its concerns about the Tender Offer public. On October 30, 2009, an OpenTV shareholder, Arcadia Capital Advisors, LLC ("Arcadia") filed with the SEC a Schedule 14D-9 that, among other things, recommended that shareholders of OpenTV Corp.:

    not tender their shares pursuant to Kudelski Group's ("Kudelski") Tender Offer made on October 5, 2009 to acquire all outstanding Class A shares of OpenTV Corp. for $1.55 ("Tender Offer") ...

    the Tender Offer fails to properly reflect the value of the OpenTV asset and why shareholders should demand a higher price: (1) Intrinsic value of OpenTV shares is substantially higher, (2) Kudelski's offer doesn't account for synergies and foreign exchange benefits, (3) Kudelski has an overly negative view of OpenTV's business, (4) Timing of the Tender Offer is unusual and leads to information asymmetry, (5) Kudelski faces a significant hurdle in a minority squeeze out and delisting strategy, and (6) Tender Offer financing provides insights into Kudelski's ultimate plans to acquire all of OpenTV stock within the financing limitations of its credit facility....

    Kudelski's Tender Offer is a second attempt in a multi-step process to acquire OpenTV on the cheap. Arcadia believes that Kudelski's past actions and credit facility indicate Kudelski's commitment to own 100% of OpenTV in the near future.

    "Arcadia decided to publicly release our letter to all shareholders because we believe that Kudelski's Tender Offer is coercive and has created unfounded fears about Kudelski's ultimate plans to de-list OpenTV's stock or not complete the full acquisition of OpenTV in a timely manner or at a fair price," said Arcadia's Managing Director Richard Rofé. "We have decided to not tender our shares and believe Kudelski faces a significant hurdle to reach the necessary shares to effectuate a squeeze out. We believe Kudelski will ultimately return with one or more higher offers and we will see more value over the next few months."

(Emphasis added).

        4.     Plaintiff and the proposed class seek equitable relief relating to the buyout of OpenTV's Class A common stock for grossly inadequate consideration. Plaintiff alleges that he and other public shareholders of OpenTV Class A ordinary shares are entitled to enjoin the Buyout Transaction or, alternatively, recover damages in the event the Buyout Transaction is consummated. Defendants have structured the Buyout Transaction in a way that is unfair to Plaintiff and the other public shareholders of OpenTV. Defendants' offer is grossly inadequate and seeks to coerce the public shareholders to tender their shares, regardless of the grossly inadequate consideration being offered. Moreover, the Schedule TO that Defendants filed contains insufficient information to allow the public shareholders to make an informed decision as to whether to tender their shares.

II.    JURISDICTION AND VENUE

        5.     This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1332(a)(2) in that Plaintiff is a citizen of one state and Defendants are citizens of a foreign state. Further, this Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1332(d)(2)(C) because the matter in controversy exceeds the sum or value of $5,000,000, exclusive of costs and interest and is a class action in which Plaintiff is a citizen of one state and Defendants are citizens of a foreign state and the Class consists of more than 100 members.

        6.     Venue is proper in this Court because the conduct at issue took place and has effect in this County. OpenTV's headquarters and principal place of business is in the County at 275 Sacramento Street, San Francisco, California.

III.    PARTIES

        7.     Plaintiff is, and has been at all relevant times, the owner of shares of OpenTV Class A ordinary shares.

        8.     Defendant Kudelski SA describes itself as "a world leader in digital security and convergent media solutions for the delivery of digital and interactive content." Kudelski SA is headquartered at 22-24, Route de Geneve, Casse Postale 134,1033 Cheseaux, Switzerland.

        9.     Defendant Kudelski Interactive is a wholly owned subsidiary of Kudelski SA and is the entity that is making the offer to purchase all OpenTV Class A ordinary shares not owned by the Kudelski SA.

        10.   Defendant Kudelski has been a director of Kudelski SA since 1987, Chairman of its Board since 1991, and Chief Executive Officer since 1991. He has been a director of OpenTV since January 2007 and OpenTV's Executive Chairman of the Board since March 2007. According to the Schedule TO, Kudelski may be deemed to be the beneficial owner of the Class A ordinary shares beneficially owned by Kudelski SA through his control of a majority of the voting securities of Kudelski SA.

        11.   By reason of their positions as directors and/or controlling shareholders of OpenTV, and because of their ability to control the business and corporate affairs of OpenTV, Kudelski and Kudelski SA owed OpenTV and its shareholders fiduciary obligations of good faith, loyalty, and candor, and were required to use their utmost ability to control and manage OpenTV in a fair, just, honest, and equitable manner. Kudelski and the Kudelski SA were required to act in furtherance of the best interests of OpenTV and its shareholders so as to benefit all OpenTV shareholders equally and not in furtherance of their personal interest or benefit or the interests or benefits of others.

        12.   Kudelski and Kudelski SA each owed to OpenTV and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligation of fair dealing. In addition, Kudelski and Kudelski SA owed a fiduciary duty to the Company's shareholders to not use their controlling position to wrongfully benefit themselves at the public shareholders' expense.

 IV.    CLASS ACTION ALLEGATIONS

        13.   Plaintiff brings this action as a class action, pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all public stockholders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants' actions as more fully described herein (the "Class").

        14.   This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of June 30, 2009, there were over 90 million shares of the Company's Class A ordinary shares outstanding owned by thousands of holders other than Defendants. The Company's common stock is listed and actively traded on the NASDAQ Global Market.

        15.   There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; (b) whether Defendants are pursuing a scheme and course of business designed to eliminate the public stockholders of the Company in violation of their fiduciary duties in order to enrich themselves at the expense and to the detriment of Plaintiff and the other public stockholders who are members of the Class; (c) whether the Buyout Transaction constitutes a breach of the duty of fair dealing with respect to Plaintiff and the other members of the Class; (d) whether the Tender Offer is coercive; and (e) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants.

        16.   Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

        17.   Defendants have acted in a manner which affect Plaintiff and all members of the Class alike, thereby making injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole appropriate.

        18.   The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

V.    FACTUAL ALLEGATIONS

        19.   OpenTV describes itself as a provider of advanced digital television solutions for creating and delivering viewing experiences to consumers of digital content worldwide. Its software enables cable, satellite, telecommunications, and digital terrestrial operators to offer enhanced television experiences to their viewers. It is incorporated in the British Virgin Islands and its headquarters are located at 275 Sacramento Street, San Francisco, California 94111.

        20.   On February 26, 2009, Kudelski SA submitted a proposal to OpenTV to acquire the outstanding Class A ordinary shares that it did not own for $1.35 per share. On March 4, 2009, the Board appointed a special committee to consider Kudelski SA's proposal.

        21.   On June 2, 2009, a special committee of OpenTV's board issued a press release announcing that it was rejecting Kudelski SA's proposal. On June 3, 2009, Kaufman Bros. Equity Research ("Kaufman Bros.") stated that it viewed OpenTV's fair value as "$2.50 to $3 per share." On June 4, 2009, Kudelski SA withdrew its offer.

        22.   Having failed to get board approval at $1.35 per share, on October 5, 2009, the Kudelski Group issued a press release on behalf of Defendants stating that Kudelski SA and Kudelski Interactive have commenced a tender offer for Kudelski Interactive to acquire all outstanding Class A ordinary shares of OpenTV not already owned by the Kudelski SA for $1.55 per share. According to the press release, the Tender Offer is scheduled to expire at 5:00 p.m. New York City time on Friday, November 6, 2009, unless extended.

        23.   The Kudelski Group's press release announcing the Buyout Transaction stated, in part, the following reasons why, in Defendants' view, the offer price provided "a meaningful premium to recent trading values of the Class A shares." The press release further represented that the transaction was in the "best interest" of the shareholders "given OpenTV's current scale and R&D challenges and the significant amount of new investment required for OpenTV to remain competitive as a standalone, publicly-traded company."

        24.   As explained in the October 30, 2009, Arcadia press release, the Tender Offer is coercive. In particular, the Tender Offer contains threats as to what might happen to those shareholders who decide not to tender their shares. For example, if the Kudelski SA acquires 90% or more of the Company's shares in the Tender Offer, it may or may not acquire the remaining shares, and not necessarily at the same $1.55 per share price:

    If following the consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to and may cause OpenTV Corp. to redeem all Class A ordinary shares that remain outstanding following the offer and that are not owned by Kudelski SA or its wholly owed subsidiaries under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended. If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer... will receive the per share consideration paid in the redemption which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands.

        25.   Further, the Schedule TO represented the following:

    We have made no decision at this time as to whether we will cause the Company to redeem all Shares that remain outstanding following the Offer and that are not owned by the Kudelski Group, and we currently intend to make such a decision following the expiration of the Offer ...

    No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the form of consideration that may be offered in any such future acquisition

        26.   Further, in the Schedule TO, Defendants threatened to de-list the Company's shares if they acquired a majority of the Class A ordinary shares that it did not already own and decided not to cause a "subsequent redemption."

        27.   Immediately after the announcement of the proposed Buyout Transaction, the Company's stock began trading above the offer price at over $1.55 per share, demonstrating that the market did not believe that the Tender Offer would succeed at the current price. Indeed, as recently as September 22, 2009, Kaufman Bros. instituted a "buy" rating on the Company and set as a target price $2.00 per share, as opposed to the $1.55 per share Offer price. Further, as noted above, Arcadia has publicly stated that OpenTV shares have a value greater than $1.55 per share.

        28.   Defendants have also breached their fiduciary duties to Plaintiff and the other members of the Class because the Tender Offer contains materially inadequate information concerning the Tender Offer.

        29.   By reason of all of the foregoing, the Tender Offer is coercive and does not disclose all material information and Defendants have breached their duty to offer fair consideration in the Tender Offer.

        30.   Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed transactions, which will exclude the Class from its fair share of OpenTV's valuable assets and business, and/or benefit Defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty)

        31.   Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.

        32.   By reason of the foregoing, Defendants, as controlling shareholders of the Company, violated fiduciary duties to Plaintiff and the other Class members by failing to offer a fair price to OpenTV's public shareholders. This breach of fiduciary duty includes Defendants' attempt to obtain the remaining Class A stock of OpenTV that they did not own for grossly inadequate consideration. Defendants have engineered and timed the Buyout Transaction in an attempt to freeze out OpenTV's public shareholders and to allow themselves to capture the benefits of OpenTV's promising future potential without paying adequate or fair consideration to the Company's public shareholders.

        33.   Defendants' offer represents grossly inadequate consideration for OpenTV shareholders. But for Defendants' vast majority of voting shares, the Buyout Transaction would never be consummated.

        34.   Defendants further breached their fiduciary duties by, inter alia, putting their interests ahead of the interests of the Company and its shareholders.

        35.   Moreover, Defendants have violated their duties of good faith and loyalty by structuring the Buyout Transaction in a way that is unfair to Plaintiff and the Class in that it is designed to unfairly coerce Plaintiff and the Class to tender their shares, regardless of the merits of the transaction. Thus, there is no minimum tender condition, pursuant to which the transaction could only be consummated if a majority of the unaffiliated shareholders chose to tender the shares; if Defendants acquire 90% or more of the Class A shares in the transaction, Defendants have not indicated that they will acquire the remaining shares at the same or better consideration, thus leaving Plaintiff and the Class threatened with the prospect of holding illiquid and/or de-listed shares if they choose not to tender. And rather than represent that they will seek to have OpenTV shares' listing continue after the transaction, Defendants threaten that they will actively seek to have the shares de-listed. Because of this coercion, Plaintiff and the members of the Class do not have a free choice whether or not to tender their shares.

SECOND CAUSE OF ACTION

(Injunctive Relief)

        36.   Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.

        37.   By reason of the foregoing, Plaintiff and the other Class members will be irreparably harmed unless the Buyout Transaction is enjoined by this Court.

        38.   The harm that threatens Plaintiff and the other Class members outweighs the potential harm to Defendants if this Court grants an injunction. Defendants embarked on a self-interested buy-out transaction that will benefit only themselves. The Buyout Transaction, as it is currently designed, is unfairly coercive and, therefore, Plaintiff and the members of the Class do not have a free choice as to whether or not to tender their shares. Thus, absent injunctive relief, they will be coerced into ceding their equity stake in OpenTV to Defendants, and its valuable assets for Defendants' own benefit at the expense of OpenTV's public stockholders. If this Buyout Transaction is completed through Defendants' coercion, Plaintiff and the other Class members will be deprived of their equity investment and the benefits thereof, including, among other things, the expected growth in the Company's profitability, which they will be unable to recover if the Proposed Transaction is consummated. Moreover, the Schedule TO is materially false and misleading, denying Plaintiff and the Class full and fair information to allow them to make an informed decision as to whether or not to tender their shares.

        39.   Plaintiff and the other Class members are likely to succeed on the merits of their claims. The coercive Buyout Transaction that Defendants have orchestrated is so self-interested that they alone will stand to gain. This is in stark contrast to the fiduciary duties of care and loyalty to OpenTV's minority shareholders that Defendants are required to exercise as a majority shareholder and directors of the Company.

        40.   Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

    a.
    an Order certifying this action as a class action and designating Plaintiff as class representative and the undersigned counsel as class counsel;

    b.
    enjoining preliminarily and permanently the Buyout Transaction complained of herein;

    c.
    declaring that the Buyout Transaction is in breach of Defendants' fiduciary duties;

    d.
    requiring Defendants to fulfill their fiduciary duties of loyalty, care, and candor, as alleged herein;

    e.
    rescinding, to the extent implemented prior to the entry of this Court's final judgment, the Buyout Transaction complained of, or granting the Class rescissory damages;

    f.
    directing that Defendants an accounting to Plaintiff and the other members of the Class for all damages caused to them and an accounting for all profits and any special benefits obtained as a result of their unlawful conduct;

    g.
    awarding Plaintiff and the Class appropriate compensatory damages;

    h.
    awarding Plaintiff the costs, expenses and disbursements of this action, including any reasonable attorneys' and experts' fees and expenses; and, if applicable, pre- and post-judgment interest; and

    i.
    awarding Plaintiff and the Class any other compensatory, equitable and declaratory relief as this Court deems just, equitable and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: November 2, 2009	KAPLAN FOX & KILSHEIMER LLP
By:
/s/ LAURENCE D. KING
 Laurence D. King (SBN 206423)
Mario M. Choi (SBN 243409)
KAPLAN FOX & KILSHEIMER LLP
350 Sansome Street, Suite 400
San Francisco, CA 94104
Telephone: 415-772-4700
Facsimile: 415-772-4707
lking@kaplanfox.com
mchoi@kaplanfox.com

Frederic S. Fox
Donald R. Hall
Jeffrey P. Campisi
KAPLAN FOX & KILSHEIMER LLP
850 Third Avenue
New York, NY 10022
Telephone: 212-687-1980
Facsimile: 212-687-7714
ffox@kaplanfox.com
dhall@kaplanfox.com
jcampisi@kaplanfox.com
Counsel for Plaintiff

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  Exhibit (a)(5)(vii)
I. SUMMARY OF COMPLAINT
II. JURISDICTION AND VENUE
III. PARTIES
IV. CLASS ACTION ALLEGATIONS
V. FACTUAL ALLEGATIONS
FIRST CAUSE OF ACTION (Breach of Fiduciary Duty)
SECOND CAUSE OF ACTION (Injunctive Relief)
JURY DEMAND